02034506

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RBS Participacoes S.A.

*CURRENT ADDRESS

PROCESSED

JUN 06 2002

THOMSON FINANCIAL

P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4338 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/3/02

82-4338

AR/S
12-31-01

RBS Participações S.A.

Financial Statements at December 31, 2001 and 2000 and March 31, 2002 and 2001 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua General Bento Martins, 24 8º
90010-080 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3212-2311
Fax (51) 3212-5211

Report of Independent Accountants

May 9, 2002

To the Board of Directors and Stockholders
RBS Participações S.A.

1 We have audited the accompanying balance sheets of RBS Participações S.A. as of December 31, 2001 and 2000, and the related statements of operations, of changes in stockholders' deficit and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

PRICEWATERHOUSECOOPERS

3 As mentioned in Note 12 to the financial statements, the company decided to defer recognition of the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001. Although permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999 and Provisional Measure no. 3 dated September 26, 2001, the deferred recognition is not in accordance with accounting principles generally accepted in Brazil, which require the recognition of exchange variations in the period in which they occur. As a consequence, stockholders' deficit as of December 31, 2001 and 2000 is understated by R$ 56,393 thousand and R$ 46,944 thousand, respectively, and the losses for the years then ended are understated by R$ 9,449 thousand and overstated by R$ 57,783 thousand, respectively, net of the related amortization.

4 In our opinion, except for the effects of the matter mentioned in paragraph 3, the financial statements audited by us present fairly, in all material respects, the financial position of RBS Participações S.A. at December 31, 2001 and 2000, and the results of its operations, the changes in its stockholders' deficit and the changes in its financial position for the years then ended in conformity with accounting principles generally accepted in Brazil.

5 We have also reviewed the accompanying financial statements of RBS Participações S.A. as of and for the quarters ended March 31, 2002 and 2001. These financial statements are the responsibility of the company's management.

6 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

PRICEWATERHOUSECOOPERS

May 9, 2002
RBS Participações S.A.

7 As mentioned in paragraph 3 above and in Note 12 to the financial statements, the company decided to defer recognition of the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001. As a consequence, the company's stockholders' deficit as of March 31, 2002 and 2001 is understated by R$ 47,783 thousand and R$ 41,075 thousand, respectively, and the losses for the quarters ended March 31, 2002 and 2001 are overstated by R$ 8,610 thousand and R$ 5,869 thousand, respectively, net of the related amortization.

8 Based on our reviews, except for the effects of the matter mentioned in paragraph 7, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 5 for them to be in conformity with accounting principles generally accepted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" RS

Carlos Alberto de Sousa
Partner
Contador CRC 1RJ056561/S-7 "S" RS

RBS Participações S.A.

Balance Sheet

In thousands of Brazilian reais

Assets, stockholders' deficit and advances for future capital increase	December 31 2001	December 31 2000	March 31 2002 (Unaudited)	March 31 2001 (Unaudited)
Current assets				
Marketable securities (Note 4)	15,982		16,512	
Receivable from subsidiary company (Note 5)	141	257	2,698	2,805
Receivable from group companies (Note 5)	6,401	1,814	1,576	1,497
Taxes recoverable	5,455	2,198	5,455	2,168
Prepaid expenses	1,912	1,265	1,713	1,214
Other	5		4	
	29,896	5,534	27,958	7,684
Long-term receivables				
Advances for future capital increase in subsidiary companies (Note 5)	11,250	51,136	11,250	50,424
Receivable from subsidiary company (Note 5)	2,059		2,059	
Judicial deposits	3,027	1,462	3,027	1,855
	16,336	52,598	16,336	52,279
Permanent assets				
Investments (Note 6)	262,485	208,263	260,743	210,916
Installations and equipment	182	60	190	62
Deferred charges (Note 12)	56,393	46,944	47,783	41,075
	319,060	255,267	308,716	252,053
Stockholders' deficit (Note 8)				
Capital	(109,214)	(109,214)	(109,214)	(109,214)
Accumulated deficit	200,105	150,317	218,733	190,497
	90,891	41,103	109,519	81,283
Advances for future capital increase	(71,000)		(71,000)	
	19,891	41,103	38,519	81,283
Total assets, stockholders' deficit and advances for future capital increase	385,183	354,502	391,529	393,299

Liabilities	December 31 2001	December 31 2000	March 31 2002 (Unaudited)	March 31 2001 (Unaudited)
Current liabilities				
Accounts payable	59	19	15	16
Payable to group companies (Note 5)	47,545	9,668	59,003	26,267
Payable to other companies (Note 5)	12,128		10,628	
Loans (Note 7)	8,653	7,931	4,744	4,685
Salaries and social security contributions	2	6	2	4
Other taxes payable	3,542	1,558	3,451	2,124
	71,929	19,182	77,843	33,096
Long-term liabilities				
Advances for future capital increase (Note 5)		51,136		50,424
Payable to subsidiary company (Note 5)	3,481		3,485	
Loans (Note 7)	309,773	284,184	310,201	309,779
	313,254	335,320	313,686	360,203
Total liabilities	385,183	354,502	391,529	393,299

The accompanying notes are an integral part of these financial statements.

RBS Participações S.A.

Statement of Operations

In thousands of Brazilian reais, except per share data

	Years ended December 31		Quarters ended March 31	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Operating revenues and expenses				
Equity in losses of subsidiaries, net (Note 6)	(12,295)	(49,758)	(1,742)	(1,083)
Gain arising from the reduction of interest in investee (Note 6)		9,846		
Royalties	17,376	18,301	3,958	4,132
Dividends received		2,142		
General and administrative	(2,329)	(6,854)	(367)	(676)
Financial income		708	158	
Financial expenses (Note 9)	(60,083)	(56,309)	(20,635)	(42,553)
Non-operating income, net (Note 6)	7,543	52,672		
Loss	(49,788)	(29,252)	(18,628)	(40,180)
Loss per thousand shares at the end of the year/quarter - R$	(722.88)	(424.72)	(270.46)	(583.38)

The accompanying notes are an integral part of these financial statements.

RBS Participações S.A.

Statement of Changes in Stockholders' Deficit
In thousands of Brazilian reais

	Capital	Revaluation reserve of subsidiaries' assets	Accumulated deficit	Total
At January 1, 2000	109,214	47,028	(168,093)	(11,851)
Realization of revaluation reserve of subsidiary company (Note 6(II.1)(a))		(47,028)	47,028	
Loss for the year			(29,252)	(29,252)
At December 31, 2000	109,214		(150,317)	(41,103)
Loss for the year			(49,788)	(49,788)
At December 31, 2001	109,214		(200,105)	(90,891)
At January 1, 2000	109,214		(150,317)	(41,103)
Loss for the quarter (unaudited)			(40,180)	(40,180)
At March 31, 2001 (unaudited)	109,214		(190,497)	(81,283)
At January 1, 2002	109,214		(200,105)	(90,891)
Loss for the quarter (unaudited)			(18,628)	(18,628)
At March 31, 2002 (unaudited)	109,214		(218,733)	(109,519)

The accompanying notes are an integral part of these financial statements.

RBS Participações S.A.

Statement of Changes in Financial Position

In thousands of Brazilian reais

	Years ended December 31		Quarters ended March 31	
	2001	**2000**	**2002 (Unaudited)**	**2001 (Unaudited)**
Financial resources were provided by:				
Operations				
Loss for the year/quarter	(49,788)	(29,252)	(18,628)	(40,180)
Expenses (income) not affecting working capital				
Equity in losses of subsidiaries, net	12,295	49,758	1,742	1,083
Gain arising from the reduction of interest in investee		(9,846)		
Depreciation	19	10	7	1
Amortization of deferred charges	34,445	23,470	8,610	5,869
Net book value of permanent asset disposals	24,209	11,844		
	21,180	45,984	(8,269)	(33,227)
Financial resources used in operations			8,269	33,227
Increase in long-term liabilities	29,070		432	25,595
Decrease in advances for future capital increase	39,886			712
Increase (decrease) in advances received for future capital increase	19,864	51,136		(712)
Total funds provided	110,000	97,120	432	25,595
Financial resources were used for:				
Operations			8,269	33,227
Increase in long-term receivables	3,624	11,754		393
Decrease in long-term liabilities		1,690		
Investments	90,726	109,623		3,736
Installations and equipment	141		15	3
Deferred charges	43,894			
Total funds used	138,385	123,067	8,284	37,359
Decrease in working capital	(28,385)	(25,947)	(7,852)	(11,764)
Current assets				
At the end of the year/quarter	29,896	5,534	27,958	7,684
At the beginning of the year/quarter	5,534	21,645	29,896	5,534
	24,362	(16,111)	(1,938)	2,150
Current liabilities				
At the end of the year/quarter	71,929	19,182	77,843	33,096
At the beginning of the year/quarter	19,182	9,346	71,929	19,182
	52,747	9,836	5,914	13,914
Decrease in working capital	(28,385)	(25,947)	(7,852)	(11,764)

The accompanying notes are an integral part of these financial statements.

1 Business

RBS Participações S.A. (the company), formed in 1993 under the laws of the Federative Republic of Brazil, is a holding company owned by three holding companies related to three family groups, who are also owners of record of the Rede Brasil Sul - RBS Group, which includes companies operating in television and radio broadcasting, newspaper publishing, real estate and other activities. The company collects royalties on use of trademarks from all RBS Group companies, calculated at 3.5% of their net operating revenues.

As described in Note 6, the company holds investments (directly and indirectly) in other companies, principally operating in the telecommunications and cable and microwave television sectors.

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as permanent assets and stockholders' deficits, include restatement as from the date of origin.

In thousands of Brazilian reais, unless otherwise stated

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996, by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' deficit accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. No recognition has been made of the tax effects of these pro forma adjustments since (i) there is no expectation on realization of the related assets (which generated a restatement gain) and (ii) restatement of stockholders' deficit (as a credit to income) does not represent an actual tax benefit.

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items and the restatement of non-monetary items. Except as described in Note 12, net exchange gains and losses on foreign liabilities are recorded in financial expenses.

(b) Investments

The investments in direct and indirect subsidiary companies are accounted for on the equity method, including goodwill based on expected profitability. The investments in entities in which the company's and its subsidiaries' ownership interests are less than 10% are maintained at restated cost.

In thousands of Brazilian reais, unless otherwise stated

(c) Deferred charges

Deferred charges include the foreign exchange losses for the quarter ended March 31, 1999 and year ended December 31, 2001 (Note 12), which will be amortized over a four-year period, or recognized upon the payment of the related foreign currency liabilities, or offset against future foreign exchange gains arising from these liabilities.

(d) Statements of operations, of changes in stockholders' deficit and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

4 Marketable Securities

Marketable securities at December 31, 2001 and at March 31, 2002 are represented by an investment in a restricted mutual fund, which is a guarantee for the option contracts described in Note 13.

In thousands of Brazilian reais, unless otherwise stated

5 Related Party Balances

	December 31		March 31	
	2001	2000	2002	2001
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities) (Unaudited)	Assets (liabilities) (Unaudited)
Current assets - Receivable from subsidiary company RBSPar Ltd.	141	257	2,698	2,805
Current assets - Receivable from group companies RBS Administração e Cobranças Ltda.	4,647			
Televisão Gaúcha S.A.	437	447	393	334
Zero Hora - Editora Jornalística S.A.	756	782	726	727
RBS TV de Florianópolis S.A.	169	177	149	148
Rádio Gaúcha S.A.	55	53	56	46
Other RBS Group companies	337	355	252	242
Long-term receivable - Advances for future capital increase in subsidiary companies Teleparbs Participações S.A.		51,136		50,424
RBS Interativa S.A.	11,250		11,250	
Long-term assets - Receivable from subsidiary company RBS Interativa S.A.	2,059		2,059	
Current liabilities - Payable to group companies RBS Administração e Cobranças Ltda.	(27,165)	(9,668)	(38,130)	(26,267)
TV Coligadas de Santa Catarina S.A.	(3,590)		(3,678)	
Empresa Jornalística Pioneiro S.A.	(3,118)		(3,193)	
RBS TV de Florianópolis S.A.	(10,118)		(10,361)	
Rádio Gaúcha S.A.	(3,554)		(3,641)	

In thousands of Brazilian reais, unless otherwise stated

	December 31		March 31	
	2001	2000	2002	2001
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities) (Unaudited)	Assets (liabilities) (Unaudited)
Long-term payable - Advances for future capital increase				
FEC Participações S.A.		(4,091)		(4,034)
JAMA Participações S.A.		(20,966)		(20,674)
IMA Participações S.A.		(26,079)		(25,716)
Long-term liabilities - Payable to subsidiary company				
RBSPar Ltd.	(3,481)		(3,485)	

(a) The accounts receivable from RBS Administração e Cobranças Ltda. bear no interest.

(b) Advances for future capital increase made to investees or received from the stockholders bear no interest.

(c) The amounts payable to Group companies at December 31, 2001 and March 31, 2002 comprise loans bearing interest of 12% per year, except for the amount of R$ 10,309 payable to RBS Administração e Cobranças Ltda., which bears no interest.

(d) The amount receivable from RBS Interativa S.A. comprises amounts expended by the company for the partial acquisition of options granted by the subsidiary's stock option plan.

In thousands of Brazilian reais, unless otherwise stated

6 Investments

Activity	Teleparbs Participações S.A.	Caboparbs Participações S.A.	RBSPar Ltd.	RBS Interativa S.A.	Globo Cabo S.A.	Other	Total
At January 1, 2000	68,879	67,924	13,270			313	150,386
Capital increase		85,637		21,205		22	106,864
Transfer of interest through capital reduction		(11,241)			11,241		
Gain arising from the reduction of interest		9,846					9,846
Investments disposal					(11,834)		(11,834)
Purchase of shares					2,759		2,759
Equity in earnings (losses)	(23,574)	(29,411)	574	(4,159)			(56,570)
	45,305	122,755	13,844	17,046	2,166	335	201,451
Elimination of amortization of unrealized gain arising from the subscription of capital made by another subsidiary (Note 6(I)(b))		6,812					6,812
At December 31, 2000	45,305	129,567	13,844	17,046	2,166	335	208,263
Capital increase			35,227	3,736			38,963
Companies merged into RBS Participações S.A.	(53,675)	(161,638)					(215,313)
Investments disposal					(24,209)		(24,209)
Investments received from the companies merged into RBS Participações S.A.					264,912	2,164	267,076
Adjustment to the cost of investment related to the unrealized gain arising from the subscription of capital made by another subsidiary (Note 6(I)(b))		32,450			(32,450)		
Equity in earnings (losses)	8,370	(379)	1,284	(21,570)			(12,295)
At December 31, 2001			50,355	(788)	210,419	2,499	262,485

In thousands of Brazilian reais, unless otherwise stated

	Teleparbs Participações S.A.	Caboparbs Participações S.A.	RBSPar Ltd.	RBS Interativa S.A.	Globo Cabo S.A.	Other	Total
At January 1, 2001	45,305	129,567	13,844	17,046	2,166	335	208,263
Capital increase (unaudited)				3,736			3,736
Equity in earnings (losses) (unaudited)	3,397	(201)	2,247	(6,526)			(1,083)
At March 31, 2001 (unaudited)	48,702	129,366	16,091	14,256	2,166	335	210,916
At January 1, 2002			50,355	(788)	210,419	2,499	262,485
Equity in earnings (losses) (unaudited)			997	(2,739)			(1,742)
At March 31, 2002 (unaudited)			51,352	(3,527)	210,419	2,499	260,743

In thousands of Brazilian reais, unless otherwise stated

Information on investments accounted for on the equity method

	Teleparbs Participações S.A.	Caboparbs Participações S.A.	RBSPar Ltd.	RBS Interativa S.A.
Percentage ownership - %				
December 31, 2001			100.00	75.00
December 31, 2000	100.00	100.00	100.00	75.00
March 31, 2002 (unaudited)			100.00	75.00
March 31, 2001 (unaudited)	100.00	100.00	100.00	75.00
Stockholders' equity				
December 31, 2001			50,355	(1,050)
December 31, 2000	45,305	162,017	13,844	22,727
March 31, 2002 (unaudited)			51,352	(4,703)
March 31, 2001 (unaudited)	48,702	161,816	16,091	19,007
Net income (loss) for the year				
December 31, 2001			1,284	(28,973)
December 31, 2000	(23,574)	(45,934)	574	(5,496)
March 31, 2002 (unaudited)			997	(3,653)
March 31, 2001 (unaudited)	3,397	(201)	2,247	(8,920)

Comments on subsidiaries and other investments

I Teleparbs Participações S.A. (Teleparbs)

Teleparbs held investments in other companies, operating principally in the telecommunications sector (trunking). As from September 20, 1999, Teleparbs also held investments in companies operating in the cable and microwave television sectors.

The investments in companies operating conventional and cellular telephone systems were disposed of in 1999.

On July 5, 2001, Teleparbs was merged into the company.

Teleparbs had maintained investments in the following companies:

In thousands of Brazilian reais, unless otherwise stated

(a) Via Móvel 1 Comunicações S.A. (Via Móvel)

Via Móvel, through its subsidiaries, has obtained concessions to operate trunking in Brazil. The majority of these subsidiaries are in the pre-operational phase and are building their networks.

Teleparbs held a 26.23% interest in this company, which is a result of a partnership agreement with International Wireless Corporation, Inc. (IWC).

On May 31, 2001, Via Móvel was merged into RMD do Brasil S.A. (see Note 6(I)(d) below). Upon incorporation, Teleparbs received shares of RMD do Brasil S.A., representing 11.8% of the capital of this investee.

(b) Caboparbs Participações S.A. (Caboparbs)

On September 20, 1999, Teleparbs subscribed to 32.82% of the capital of Caboparbs in the amount of R$ 80,085, including a premium over book value (goodwill) of R$ 40,269, based on future profitability. The amortization period for the goodwill was ten years (see Note 6(I)(c) below). Amortization for the year ended December 31, 2000 was R$ 6,812.

Since Teleparbs' subscription included a premium over book value, the company's direct investment in the net assets of Caboparbs increased by R$ 40,269. This unrealized gain on the capital subscription has been eliminated, however, since the source of the gain was another subsidiary of the company. Likewise, the amortization of Teleparbs' goodwill from the capital subscription in Caboparbs had also been eliminated upon calculating equity in the income (losses) of subsidiaries.

In thousands of Brazilian reais, unless otherwise stated

On June 1, 2000, Teleparbs increased the capital of Caboparbs by R$ 42,915 (see Note 6(II)). Because of capital increases by other shareholders, Teleparbs' interest in this investee was reduced to 27.38%.

On September 19, 2000, Caboparbs reduced its capital through the transfer to Teleparbs of a 4.55% interest in Globo Cabo S.A. (representing 11,590,333 common shares and 14,194,492 preferred shares) (see Notes 6(I)(c) and 6(II) below). The reduction of capital included all of Teleparbs' shares of Caboparbs.

The goodwill paid on the Caboparbs investment, as described above, was transferred to the investment in Globo Cabo S.A. (see Note 6(I)(c) below).

(c) Globo Cabo S.A.

Globo Cabo S.A. is a holding company for several subsidiary companies which operate cable and microwave TV systems in the main Brazilian cities.

On September 19, 2000, Teleparbs received shares of this investee from Caboparbs (see Note 6(I)(b) above).

This investment was recorded on the cost method in the amount of R$ 122,642 and included the unamortized unrealized goodwill from the September 1999 capital increase of Caboparbs in the amount of R$ 32,450. The goodwill was amortized in proportion to the shares disposed of.

On October 19, 2000, the company and its subsidiaries Teleparbs and Caboparbs sold part of their investments in Globo Cabo S.A., consisting of 18,287,505 preferred shares, 14,194,492 preferred shares and 1,545,206 preferred shares, respectively, to Globo Comunicações e Participações S.A. and third parties for the amounts of R$ 64,283, R$ 49,896 and R$ 5,431, respectively.

The remaining interest in Globo Cabo S.A. was transferred to the company through the merger of Teleparbs into the company (see Note 6(V)).

In thousands of Brazilian reais, unless otherwise stated

(d) **RMD do Brasil S.A.**

RMD do Brasil S.A. operates in the telecommunications sector, including rendering services and selling products, as well as investing in other companies with operations in the same sector.

On May 31, 2001, Teleparbs received shares of this investee (see Note 6(I)(a) above).

This investment was recorded on the cost method and was transferred to the company with the merger of Teleparbs into the company.

II **Caboparbs Participações S.A.**

Caboparbs held investments in companies operating in the cable and microwave television sectors.

On September 20, 1999, the company reduced its direct interest in this investee, by authorizing the subsidiary Teleparbs to subscribe capital of Caboparbs (see item 6(I)(b) above).

On June 1, 2000, Caboparbs increased its capital by R$ 200,752, which was subscribed by the company (R$ 85,637), Teleparbs (R$ 42,915), the indirect shareholders of the company and a related company. As a consequence, the company's interest in Caboparbs was reduced to 54.74% (direct) and 82.12% (indirect).

On June 19, 2000, Caboparbs and Distel Holding S.A. (formerly known as Globo Cabo Holding S.A.) signed a Memorandum of Understanding which described their intent to transfer their respective interests in Net Sul Comunicações S.A. (Net Sul) to a new company, Net Sul Holding S.A., which would afterwards be merged into Globo Cabo S.A. Upon merger, Caboparbs would receive shares of Globo Cabo S.A., a cable television operator controlled by Distel Holding S.A.

In thousands of Brazilian reais, unless otherwise stated

Anatel (the National Telecommunications Agency), which regulates the telecommunications industry, including cable television, approved the transaction described above on August 29, 2000, and on August 30, 2000, Caboparbs increased the capital of Net Sul Holding S.A. through the transfer of its interest in Net Sul, including the respective goodwill.

On August 31, 2000, Distel Holding S.A. increased the capital of Net Sul Holding S.A. through the transfer of its interest in Net Sul, including the respective goodwill.

On September 18, 2000, Net Sul Holding S.A. was merged into Globo Cabo S.A., and Caboparbs received in payment 460,000,000 shares (111,590,333 common shares and 348,409,667 preferred shares) of Globo Cabo S.A., representing an interest of 16.67%.

On September 19, 2000, Caboparbs reduced its capital through the transfer to its shareholders of its 8.29% interest in Globo Cabo S.A. (representing 111,590,333 common shares and 117,167,227 preferred shares), including 0.75% to the company (Note 6(V)), and 4.55% to Teleparbs (Note 6(I)(c)). Caboparbs continued to retain an interest of 8.38% in this investee.

The capital reduction resulted in the redemption of all shares not previously held by the company.

On October 19, 2000, Caboparbs sold part of its interest in Globo Cabo S.A. to Globo Comunicações e Participações S.A. and third parties (see Note 6(I)(c)), reducing its interest to 8.30% in this investee.

On July 5, 2001, Caboparbs was merged into the company and the remaining interest in Globo Cabo S.A. was transferred to the company.

In thousands of Brazilian reais, unless otherwise stated

II.1 Caboparbs' subsidiary companies

(a) Net Sul (formerly known as Net Sul - TV a Cabo e Participações Ltda.)

Net Sul and its subsidiary companies operate as a centralized unit in the distribution of cable and microwave TV signals in the Brazilian states of Rio Grande do Sul, Santa Catarina and Paraná. At December 31, 1999, approximately 313,000 subscribers were connected to the transmission network.

Net Sul was jointly owned by Caboparbs (90%) and by Distel Holding S.A. (10%), a member company of the Globo Organization, which includes, among other businesses, the largest Brazilian television network, until August 2000 (see Note 6 (II)).

On March 31, 1999, Net Sul and its subsidiary companies decided to revalue their network center, external network and internal network for the purpose of adjusting them to their replacement cost. The revaluation, in the amount of R$ 79,001, was carried out by experts, in accordance with standards approved by the Institute of Independent Auditors of Brazil. The respective reserve, in the amount of R$ 65,439, was recorded net of the corresponding tax effects, amounting to R$ 13,375, and minority interest in subsidiary company, amounting to R$ 187. The remaining unrealized revaluation reserve of subsidiary company recorded by the company was fully realized upon the exchange of interest mentioned in Note 6(II).

(b) Globo Cabo S.A.

See Notes 6(I)(c) and 6(II).

In thousands of Brazilian reais, unless otherwise stated

III RBSPar Ltd. (formerly known as Caboparbs Ltd.)

RBSPar Ltd. was incorporated as an exempt company under the Companies Law of the Cayman Islands. Its operations comprise obtaining bank loans and transferring the funds obtained to the parent and related companies of the RBS Group in Brazil.

On March 24, 1999, the company bought a 100% interest in RBSPar Ltd. from RBS Administração e Cobranças Ltda. for book value (R$ 1).

On September 11, 2001, the company contributed additional capital of R$ 35,227.

IV RBS Interativa S.A.

RBS Interativa S.A. was established on February 20, 2000 and is the company for the RBS Group's Internet-related businesses, particularly the website known as "clicRBS", which allows the integration of the competitive edges of every business of the RBS Group. Under RBS Interativa S.A., in addition to the Internet initiative, a new business called RBS Direct is being developed. RBS Direct is a company that offers innovative database marketing services, CRM (Customer Relationship Management) and integrated marketing solutions based on deep knowledge of the client base.

The Company subscribed 75% of the total capital (R$ 877) in February 2000 and contributed additional capital of R$ 20,328 from June to December 2000.

On March 31, 2001, the company contributed additional capital of R$ 3,736.

V Globo Cabo S.A.

See Notes 6(I)(c) and 6(II).

As a result of the reduction of capital made by Caboparbs in September 2000, the company received 0.75% of the capital of Globo Cabo S.A. (representing 20,863,381 preferred shares).

In thousands of Brazilian reais, unless otherwise stated

On October 19, 2000, as described in Note 6(I)(c), the company sold part of its interest (18,287,505 preferred shares) in this investee to Globo Comunicações e Participações S.A. for the amount of R$ 64,283.

As consequence of the merger of Teleparbs and Caboparbs into the company on July 5, 2001, it received those subsidiaries' interest in Globo Cabo S.A. described in Notes 6(I)(c) and (II.1)(b), including the unamortized goodwill recorded by Teleparbs, which was fully eliminated after such merger against the unrealized gain which arose from the 1999 subscription of capital made by another subsidiary.

On August 24, 2001, the company sold part of its interest in Globo Cabo S.A., consisting of 35,481,517 preferred shares, to Zero Hora - Editora Jornalística S.A. for the amount of R$ 31,753.

VI Summary of the equity in the earnings (losses) of subsidiaries

	December 31		March 31	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Through Caboparbs				
Net Sul		(40,393)		
Net Sul Holding S.A.		(6,173)		
		(46,566)		
Other income (loss) from Caboparbs	(379)	23,967		(201)
	(379)	(22,599)		(201)
Through RBS Interativa S.A.	(21,570)	(4,159)	(2,739)	(6,526)
Through Teleparbs (not including the gain on transfer of interest)	8,370	(23,574)		3,397
Through RBSPar Ltd.	1,284	574	997	2,247
	(12,295)	(49,758)	(1,742)	(1,083)

In thousands of Brazilian reais, unless otherwise stated

7 Loans

	December 31		March 31	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Foreign currency	318,426	292,115	314,945	314,464
Current liabilities	(8,653)	(7,931)	(4,744)	(4,685)
Long-term liabilities	309,773	284,184	310,201	309,779

Foreign currency loans, which are mainly denominated in U.S. dollars, are guaranteed by the related companies Zero Hora - Editora Jornalística S.A., Televisão Gaúcha S.A., RBS TV de Florianópolis S.A. and Rádio Gaúcha S.A. and include:

. The remaining balance of a Global Medium-Term Note of US$ 50,000,000 (December 31, 2001 - R$ 20,400; December 31, 2000 - R$ 21,666; March 31, 2002 - R$ 24,495; March 31, 2001 - R$ 27,632), issued in December 1995, with final maturity in 2003, and put options in December 1998 and 2000, bearing interest of 14% per year, payable semiannually. This Note represents the first tranche of a US$ 200,000,000 Program which requires the company and the Guarantors to observe certain negative covenants. All these covenants are being observed.

. A Global Medium-Term Note of US$ 125,000,000 (December 31, 2001 - R$ 298,026; December 31, 2000 - R$ 270,449; March 31, 2002 - R$ 290,450; March 31, 2001 - R$ 286,832), issued in March 1997, with final maturity in March 2007 and bearing interest of 11% per year, with semiannual payments. This Note represents the second tranche of the US$ 200,000,000 Program mentioned above.

In thousands of Brazilian reais, unless otherwise stated

8 Stockholders' deficit

(a) Capital comprises 68,874,030 common shares with no par value.

The stockholders are entitled to an annual dividend of not less than 33% of net income after the appropriation to the legal reserve of an amount equivalent to 5% of the annual net income in accordance with the statutory financial statements, up to a limit of 20% of capital, also per the statutory financial statements.

Additionally, in accordance with the company's by-laws, a statutory reserve for investments and working capital should be established based on appropriations of 10% of net income after appropriations to the legal reserve and the minimum annual dividend. The total of the legal and statutory reserves cannot exceed the amount of the company's capital.

(b) The balance of accumulated deficit in the company's statutory financial statements is reconciled to the balance in these financial statements as follows:

	December 31		March 31	
	2001	2000	2002 (Unaudited)	2001 (Unaudited)
Balances per statutory financial statements	(229,201)	(162,401)	(248,151)	(205,242)
Restatement of initial balances		(12,429)		(12,634)
Adjustments arising from the constant currency accounting methodology	28,467	19,566	28,608	26,746
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	629	4,947	810	633
Balances in these financial statements	(200,105)	(150,317)	(218,733)	(190,497)

In thousands of Brazilian reais, unless otherwise stated

9 Financial Expenses

Financial expenses include R$ 51,116 (2000 - R$ 43,903; March 31, 2002 - R$ 13,960; March 31, 2001 - R$ 12,555) of interest and a loss of R$ 21,250 (including R$ 34,445 referring to the amortization of deferred charges (see Note 12)) (2000 - R$ 21,279 loss (including R$ 23,470 referring to the amortization of deferred charges (see Note 12)); March 31, 2002 - R$ 9,181 (including R$ 8,610 referring to the amortization of deferred charges (see Note 12)); March 31, 2001 - R$ 41,291 (including R$ 5,869 referring to the amortization of deferred charges (see Note 12))) on monetary variations on bank loans. The latter amounts consider the differences between the exchange variations on foreign currency loans and the inflation index used to prepare the constant currency financial statements. Allocation of monetary gains and losses is subject to estimates made by management.

10 Tax Losses

At December 31, 2001, the company had income tax loss carryforwards of R$ 145,459 (2000 - R$ 83,055; March 31, 2002 - R$ 153,431; March 31, 2001 - R$ 124,460) and social contribution tax loss carryforwards of R$ 148,953 (2000 - R$ 83,689; March 31, 2002 - R$ 157,103; March 31, 2001 - R$ 125,498) which are available for offset against up to 30% of future taxable income, with no expiration term. The related benefits (25% income tax and 8% social contribution tax (12% from May 1, 1999 through January 31, 2000 and 9% from February 1, 2000 through December 31, 2002)) will be recognized as realized.

11 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev - Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

In thousands of Brazilian reais, unless otherwise stated

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are calculated on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the Índice Nacional de Preços ao Consumidor - INPC (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions are not material.

The Fund's financial statements at December 31, 2001 and 2000 were examined by independent accountants, and the actuarial reserves were determined by an actuary; the independent accountants issued unqualified opinions on those financial statements.

12 Deferred Charges

In 1999, the company decided to defer recognition of the R$ 120,522 foreign exchange loss for the quarter ended March 31, 1999, as permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and CVM Deliberation no. 294 dated March 26, 1999.

In thousands of Brazilian reais, unless otherwise stated

In 2001, the company decided to defer recognition of the R$ 43,894 foreign exchange loss for the year 2001, as permitted by Provisional Measure no. 3 dated September 21, 2001.

As of December 31, 2001, the foreign exchange loss deferred by the company amounts to R$ 56,393 (2000 - R$ 46,944; March 31, 2002 - R$ 47,783; March 31, 2001 - R$ 41,075), net of the related amortization.

13 Financial Instruments

The company has financial assets and liabilities recorded in the balance sheet which are characterized as financial instruments. The balances of financial investments and financings are stated based on their contractual conditions, which are equivalent to the respective market values.

The company has contracted foreign exchange option contracts to protect its foreign currency liabilities against unexpected exchange rate fluctuations. At December 31, 2001 the notional amounts of these option contracts totaled R$ 11,679 (US$ 4,557 thousand) (March 31, 2002 - R$ 17,973 (US$ 6,875 thousand)), their fair value was approximately R$ 720 (credit) (March 31, 2002 - R$ 717 (credit)), and their carrying value was R$ 543 (credit balance) (March 31, 2002 - nihil).

The balances of other assets and liabilities approximate their market values.

On April 25, 2002, the company contracted a swap operation in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) changing the U.S. dollar exchange variation to CDI variation less 6.36% p.a. The due date of such contract is March 29, 2007.

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